WOODSIDE

04 MAR 17 AM 7:21

27 February 2004

[redacted]

04010653

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Change in Registered Office, lodged with the Australian Stock Exchange on 27 February 2004.

It would be greatly appreciated if you could return by fax (+61 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

PROCESSED
MAR 17 2004
THOMSON
FINANCIAL

dlw 3/17

WOODSIDE PETROLEUM LTD.
A.B.N. - 55 004 898 962
Registered Office: No.1 Adelaide Terrace, Perth, Western Australia, 6000
Box D188 G.P.O. Perth, Western Australia, 6840. Telephone: (08) 9348 4000 Facsimile: (08) 9325 8178

1954 2004
Commitment to Growth

ANNOUNCEMENT
(ASX: WPL)

FRIDAY, 27 FEBRUARY 2004
9:00AM (WST)

1954 2004
Commitment to Growth

WOODSIDE

MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

CHANGE IN REGISTERED OFFICE

Effective Tuesday, 2 March 2004, Woodside Petroleum Ltd.'s registered office address and facsimile number will be as follows:

Physical Address	Woodside Plaza 240 St Georges Terrace PERTH WA 6000
Facsimile Number	+61 8 9214 2777

Woodside's postal address (Woodside Energy Ltd. GPO Box D188, Perth, Western Australia, 6840) and main telephone number (+ 61 8 9348 4000) will remain unchanged.

KAREN LANGE
Company Secretary